SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04029731

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

REGAL-BELOIT CORPORATION SAVINGS & PROTECTION PLAN
200 STATE STREET
BELOIT, WISCONSIN 53511

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511

REQUIRED INFORMATION

Regal-Beloit Corporation Savings & Protection Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2002 and 2003, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION SAVINGS & PROTECTION PLAN

By: REGAL-BELOIT CORPORATION Savings and Protection Plan Administrative Committee and Plan Administrator.

Kenneth F. Kaplan

Kenneth F. Kaplan — June 25, 2004

Fritz Hollenbach

Fritz Hollenbach — June 25, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-48789 of Regal-Beloit Corporation on Form S-8 of our report dated May 21, 2004, appearing in this Annual Report on Form 11-K of Regal-Beloit Corporation Savings and Protection Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 23, 2004

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, WI 53202-4496
USA
Tel: +1 414 271 3000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Regal-Beloit Corporation Savings and Protection Plan:

We have audited the accompanying statements of net assets available for benefits of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 21, 2004

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments, at fair value:		
Mutual funds	$2,141,803	$2,038,680
Common Collective Trust	2,212,105	2,176,758
Investment in Master Trust	624,402	663,052
Participant Loans	215,292	252,297
Total investments	5,193,602	5,130,787
Receivables:		
Participant contributions	10,350	4,189
Employer contributions	-	48,265
Due from brokers	-	130,215
Accrued interest and dividends	8,042	9,721
Total receivables	18,392	192,390
NET ASSETS AVAILABLE FOR BENEFITS	$5,211,994	$5,323,177

See notes to financial statements.

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Contributions:		
Employer contributions	$ 23,905	$ 67,520
Participant contributions	266,900	341,198
Total contributions	290,805	408,718
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	424,856	(545,115)
Interest and dividend income	131,726	151,377
Master trust income (loss)	89,035	(33,447)
Total investment income (loss)	645,617	(427,185)
DEDUCTIONS:		
Benefits paid to participants	1,037,607	298,980
Administrative fees	9,998	7,447
Transfers to other Company plans	-	23,889
Total deductions	1,047,605	330,316
NET DECREASE	(111,183)	(348,783)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	5,323,177	5,671,960
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$5,211,994	$5,323,177

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Regal-Beloit Corporation Savings and Protection Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General—The Plan is a defined contribution plan and covers substantially all full-time bargaining unit employees of the Foote-Jones/Illinois Gear and Velvet Drive Transmission Divisions (prior to December 2003) of the Regal-Beloit Corporation (the "Company") who are 18 years of age and have completed at least 6 months of service.

Plan Administration—Marshall & Ilsley Trust Company (the "Trustee") is trustee, custodian, and recordkeeper of the Plan. The Plan is administered by the administrative committee which is appointed by the Board of Directors of the Company.

Contributions— The Company's annual contribution is fixed by the collective bargaining agreements between Local 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO, Local 899 U.A.W. International Union United Automobile, Aerospace and Agricultural Implement Workers of America and the Company. Annual amounts are contributed to the Plan on or about August 1.

Company contributions were $480 and $470 for 2003 and 2002, respectively, per each Foote-Jones/Illinois Gear union participant who had completed a full year of credited service as of July 31 of each year. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

The Company contributed $0 and $455 on or about February 1 for each Velvet Drive Transmission employee, provided they had been an employee of the Company for the past 12 months as of December 31, 2003 and 2002, respectively. Participants must be employed as of the date of the contribution to receive the amount into their account balance.

Prior to October 1, 2002 the Plan allowed participants to make voluntary contributions via pretax payroll deductions ranging from 1% to 20% of total compensation. Effective October 1, 2002, the Plan was amended to allow participants to make voluntary contributions up to 100% of total compensation, subject to certain limitations under the Internal Revenue Code ("IRC"). The Plan was also amended on that date to allow "catch-up" contributions for those participants age 50 and over, in addition to the maximum deferral amount.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting—Participants at all times have a fully vested interest in their individual accounts.

Benefit Payments—Distribution of participants' accounts can be made upon termination, disability, death, retirement, or financial hardship.

Investment Options—Participants are able to direct all contributions in 10% increments into any of the following investment options held by the Trustee. Prior to October 1, 2002, the election could be changed on any business day, but only once per calendar quarter. Effective October 1, 2002, participants are able to change their investment options in 1% increments, 12 times per quarter.

The following funds are available to participants: M&I Stable Principal Fund, Regal-Beloit Corporation Master Trust, Strong Opportunity Fund, Pimco Total Return Fund, Dodge & Cox Balanced Fund, Vanguard Index 500 Fund, AIM Basic Value Fund Class A, Baron Asset Fund—Growth & Income Fund, Templeton Foreign Fund and ABN AMRO/Chicago Cap Growth Fund Class N.

Participant Loans—The Plan permits a participant to borrow from his or her individual account an amount limited to 90% of the vested account balance for participants with a vested balance between $0 and $11,111, $10,000 for participants with a vested balance between $11,112 and $20,000, 50% of the vested account balance for participants with a vested balance between $20,001 and $100,000, and $50,000 for participants with a vested balance of $100,001 or more. Interest at prevailing market rates (ranging from 4.0% to 10.5% as of December 31, 2003 and from 4.75% to 10.5% as of December 31, 2002) is charged on the loan. Only one loan is allowed at any one time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period.

Plan Termination—The Plan is defined by the collective bargaining agreement between Local 1199, International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers, AFL-CIO, Local 899 U.A.W. International Union United Automobile, Aerospace and Agricultural Implement Workers of America and the Company dated December 1, 1989, and may not be materially modified or terminated by the Company without negotiation with the Union. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan.

Partial Termination—The Velvet Drive Transmissions Division was closed in December, 2002. As a result, a partial termination of the Plan occurred. All affected participants had a fully vested interest in their individual accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments—Investment purchases and sales are recorded on the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Plan investments, except the M&I Stable Principal Fund, are reported at fair value as determined through reference to published market values. The M&I Stable Principal Fund is a common collective trust that invests in fully benefit responsive investment contracts. The investment is valued at contract value which approximates fair value. Participant loans are stated at cost which approximates fair value.

Benefit Payments—Benefit payments to participants are recorded when paid. As of December 31, 2003 and 2002, distributions of $0 and $130,161, respectively, were payable to participants who elected to withdraw from the Plan but had not yet been paid.

Use of Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

The Plan invests in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

Administrative Expenses—The Plan pays all administrative expenses.

Transfers—Along with the Plan, the Company also sponsors several other 401(k) plans. If an employee's status changes during the year, their account balance is transferred into the corresponding plan.

Reclassifications—Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2003 and 2002. All investments are participant directed.

	December 31,	
	2003	**2002**
M&I Stable Principal Fund*, 2,212,105 and 2,176,758 shares, respectively	$2,212,105	$2,176,758
Strong Opportunity Fund, 20,073 and 28,685 shares, respectively	791,871	823,250
Regal-Beloit Corporation Master Trust*, 24,630 and 28,701 units, respectively	624,402	663,052
Dodge & Cox Balanced Fund, 8,493 and 10,268 shares, respectively	620,337	623,776

* Represents party-in-interest

During 2003 and 2002, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Net appreciation (depreciation) in fair value of investments:		
Mutual Funds	$424,856	$(545,115)

4. INVESTMENT IN MASTER TRUST

The Plan's investment in Company stock is commingled with the investment in Company stock of four other Company plans in the Regal-Beloit Corporation Master Trust (the "Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's proportionate share of Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The fair value of the assets held in the Master Trust as of December 31, 2003 and 2002 is as follows:

	2003	2002
Regal-Beloit Corporation Common Stock	$12,306,888	$11,484,443
Marshall Money Market Fund	123,023	214,748
Accrued income	88,992	-
Total assets of the Master Trust	$12,518,903	$11,699,191

At December 31, 2003 and 2002, the Master Trust held 559,404 and 554,804 shares of Regal Beloit Corporation Common Stock, respectively.

Allocations of assets of the Master Trust to participating plans as of December 31, 2003 and 2002 are as follows:

	2003		2002	
	Amount	Percent	Amount	Percent
Regal-Beloit Corporation Personal Savings Plan	$10,632,911	84.93 %	$ 5,469,309	46.75 %
Regal-Beloit Corporation Profit Sharing Plan	-	0.00	4,573,491	39.09
Marathon Electric Salaried Employees' 401(k) Savings Plan	937,251	7.49	798,430	6.82
Regal-Beloit Corporation Savings and Protection Plan	624,402	4.99	663,052	5.67
Marathon Electric 401(k) Savings Plan	276,723	2.21	194,905	1.66
Leeson Electric 401(k) Plan	47,616	0.38	4	0.01
Total assets of the Master Trust	$12,518,903	100.00 %	$11,699,191	100.00 %

Master Trust income (loss) for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002
Investment income (loss):		
Interest and dividend income	$ 330,491	$ 210,443
Net appreciation (depreciation) in fair value of Regal-Beloit Corporation common stock	958,218	(468,464)
Total Master Trust income (loss)	$ 1,288,709	$ (258,021)

A pro rata portion of this income (loss) has been allocated to the Regal-Beloit Corporation Savings and Protection Plan.

5. GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests in guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value.

6. INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

7. RELATED PARTY TRANSACTIONS

Plan assets are invested in a common collective fund managed by the Trustee. In addition, the Plan's Master Trust invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations. Fees paid by the plan for investment management services are included as a reduction of plan assets.

8. RECONCILIATION OF NET ASSETS TO FORM 5500

The following table reconciles the statements of net assets available for benefits and the statements of changes in net assets available for benefits to the Form 5500.

	As of December 31,	
	2003	2002
Net Assets per Modified Cash Basis Form 5500	$5,201,644	$5,140,562
Net assets per contributions receivable	10,350	52,454
Benefits payable	-	130,161
Net assets per Statement of Net Assets Available for Benefits	$5,211,994	$5,323,177

	For the Year Ended December 31, 2003	2002
Contributions per modified Cash Basis Form 5500	$332,909	$410,992
Change in Contributions Receivable	(42,104)	(2,274)
Contributions per Statement of Changes in Net Assets Available for Benefits	$290,805	$408,718

	For the Year Ended December 31, 2003	2002
Benefits paid to participants per Form 5500	$1,037,607	$429,141
Change in amounts allocated to withdrawing participants	-	(130,161)
Benefits paid to participants per Statement of Changes in Net Assets Available for Benefits	$1,037,607	$298,980

9. SUBSEQUENT EVENT

During the first quarter of Plan year 2004, the Company announced a major reduction in workforce at the Foote Jones facility, triggering a partial termination of the Plan. All affected participants have a fully vested interest in their individual accounts. All other Plan participants are unaffected by this partial termination.

* * * * * *

SUPPLEMENTAL SCHEDULE

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL-BELOIT CORPORATION
SAVINGS AND PROTECTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
Marshall & Ilsley*	M&I Stable Principal Fund	$2,212,105
Strong Funds	Strong Opportunity Fund	791,871
Regal-Beloit*	Regal-Beloit Corporation Master Trust	624,402
Dodge & Cox	Dodge & Cox Balanced Fund	620,337
ABN AMRO	Chicago Cap Growth Fund Class N	246,666
Pimco	Pimco Total Return Fund	221,167
Vanguard	Vanguard Index 500 Fund	151,338
Baron	Baron Asset Fund - Growth & Income Fund	58,498
Templeton	Templeton Foreign Fund	26,419
AIM	AIM Basic Value Fund Class A	25,507
Loans*	Loans to Participants (interest rates ranging from 4.0% to 10.5%)	215,292
TOTAL ASSETS (HELD AT END OF YEAR)		$5,193,602

*Represents party-in-interest